Effective at the close of business on March 18, 2005, the Fund acquired the net assets of SouthTrust Growth Fund in a tax-free exchange for Class I shares of the Fund. Shares were issued to Class I shares of SouthTrust Growth Fund at an exchange ratio of 0.29 for Class I shares of the Fund. The acquired net assets consisted primarily of portfolio securities with unrealized appreciation of $14,606,229. The aggregate net assets of the Fund and SouthTrust Growth Fund immediately prior to the acquisition were $1,575,479,499 and $73,225,955, respectively. The aggregate net assets of the Fund immediately after the acquisition were $1,648,705,454.